EXHIBITS

Exhibit Number		Page
	Copy of the press release of PLDT Inc. entitled “Availability of PLDT Inc.'s 2025 Annual Report on Form 20-F” dated September 23, 2026.	1

PLDT pressrelease

Availability of PLDT Inc.'s 2025 Annual Report on Form 20-F

MANILA, Philippines, 23 September 2026 – PLDT Inc. ("PLDT") (PSE: TEL) (NYSE: PHI) hereby informs its shareholders that they may obtain, free of charge and upon request, a hard copy of the Company's complete audited financial statements on Form 20-F by emailing PLDT_IR_Center@pldt.com.ph.

The document has been posted at the PLDT website at:

https://main.pldt.com/investor-relations/annual-and-sustainability-reports#us-sec-filing

PLDT Investor Relations:

Jinggay Nograles

Email: PLDT_IR_Center@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting https://www.pldt.com/.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : September 23, 2026